June 4, 2014

Securities and Exchange Commission

Division of Corporation Finance

Attn: Pamela Long, Assistant Director

100 F Street N.E.

Washington DC 20549

Re:

Anpath Group, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed May 22, 2014

File No. 000-55148

Dear Ms. Long:

In response to your letter dated June 3, 2014, we have provided our response to your comments as detailed below.

Involvement in Certain Legal Proceedings

1.

In light of your revised disclosure in response to comments 9 and 10 in our letter dated May 5, 2014, it appears that Mr. Batson would qualify as a control person for purposes of Item 401(g)(2) of Regulation S-K disclosure.  Refer to definition of “control” set forth in Rule 12b-2 of the Exchange Act Rules.  Please revise to provide with respect to Mr. Batson as a control person, disclosure of any of the events enumerated in paragraphs (f)(1) through (f)(6) of Item 401 of Regulation S-K that occurred during the past five years and that are material to a voting or investment decision.

The disclosure under the subheading “Involvement in Certain Legal Proceedings” under Item 5 of this amended Registration Statement has been revised to include information with respect to Mr. Batson.

Certain Relationships and Related Transactions, and Director Independence

2.

We note that as of December 31, 2013, Mr. Batson had made advances to the company totaling $71,720.  Please disclose here or in an appropriate section of the filing whether these advances were used to fund the company’s operations, and any material terms regarding their repayment.  Additionally, if the advances were made pursuant to written instrument, please file it as an exhibit to the registration statement. If they were made pursuant to a verbal agreement, for guidance please refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

The requested disclosure has been added where indicated under the subheading “Certain Relationships and Related Transactions, and Director Independence.”

Please advise whether there will be any additional comments on this filing.

ANPATH GROUP, INC.

By /s/ J. Lloyd Breedlove

J. Lloyd Breedlove, President